# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Powell Max Limited, CIK 0002012096
CUSIP: G7200G118
Title of class of securities: Class A Ordinary Shares, par value US$0.0008 per share
Address of issuer's principal executive offices: 22/F., Euro Trade Centre, 13-14 Connaught Road, Central, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 10/30/2025
Filed by CIK 0002102385
Persons authorized to receive notices and communications: WONG Tsz Kin, 22/F., Euro Trade Centre, 13-14 Connaught Road, Central, Hong Kong (K3), 00000, (852) 2188 2588

## Reporting persons
- ECF (BVI) LIMITED (CIK 0002102385): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,449,732; shared voting power 0; sole dispositive power 1,449,732; shared dispositive power 0; aggregate amount beneficially owned 1,449,732 (54.71% of the class)
  Comment: In the 6-K filing by PMAX on September 25, 2025, it was stated that PMAX had submitted an amended and restated Memorandum of Association to the Registry of Corporate Affairs of the British Virgin Islands on September 16, 2025, to implement a 1-for-8 reverse stock split effective October 6, 2025. Following the reverse stock split, the authorized number of Ordinary Shares of PMAX will be reduced from 100,000,000 shares to a maximum of 12,500,000 shares, consisting of 12,250,000 Class A Ordinary Shares, each with a par value of US$0.0008, and 250,000 Class B Ordinary Shares, each with a par value of US$0.0008.
  
  ECF (BVI) LIMITED, through the acquisition of all the shares of Bliss On Limited (a shareholder of PMAX), indirectly holds 1,449,732 Class A Ordinary Shares, each with a par value of US$0.0008 (including the automatic conversion of 250,000 Class B Ordinary Shares to Class A Ordinary Shares on a 1:1 basis due to the change of ownership of Bliss On Limited).
  
  The percentage of the class is calculated based on 12,500,000 Ordinary Shares outstanding as of December 31, 2025, which information was provided by the Issuer to the Reporting Person on December 31, 2025. Given that as of December 31, 2025, the Issuer has 2,649,911 Ordinary Shares outstanding, comprising 2,649,911 Class A Ordinary Shares, each entitled to one vote, and 0 Class B Ordinary Shares, each entitled to twenty votes, the total voting power of the Issuer is 54.71%. The Reporting Person holds 1,449,732 Class A Ordinary Shares and 0 Class B Ordinary Shares, representing approximately 54.71% of the total voting power of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.0008 per share
Name of issuer: Powell Max Limited
Address of issuer's principal executive offices: 22/F., Euro Trade Centre, 13-14 Connaught Road, Central, Hong Kong (K3), 00000

## Item 2. Identity and Background
Name of person filing: ECF (BVI) LIMITED
Residence or business address: Room 605, Tai Tung Building, 8 Fleming Road, Wanchai, Hong Kong
Present principal occupation or employment: Room 605, Tai Tung Building, 8 Fleming Road, Wanchai, Hong Kong
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: D8

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Bliss On was wholly owned by Ms. Po Man Stella Leung, the Company's then-controlling shareholder. On October 30, 2025, Ms. Leung sold all of the issued share capital of Bliss On to ECF (BVI) Limited ("ECF"). Consequently, ECF acquired indirect beneficial ownership of the Company's ordinary shares held by Bliss On. Through this acquisition, ECF indirectly holds 1,449,732 Class A Ordinary Shares (par value US$0.0008 each). This total includes 250,000 Class A Ordinary Shares that resulted from the automatic 1:1 conversion of Class B Ordinary Shares following the change in ownership of Bliss On.

## Item 4. Purpose of Transaction
Purpose of transaction: To effect a change in the ultimate beneficial ownership of the Company's shares held indirectly through Bliss On Limited, following the sale of the entire issued share capital of Bliss On Limited by Ms. Po Man Stella Leung to ECF (BVI) Limited.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the filing of this Schedule 13D, the Reporting Person is the beneficial owner of 1,449,732 Class A Ordinary Shares of the Issuer representing approximately 54.71% of the Issuers issued and outstanding shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the filing of this Schedule 13D, the Reporting Person has the power to vote and direct the disposition of 1,449,732 Class A Ordinary Shares of the Issuer.
Transactions in the class effected during the past sixty days: Bliss On was wholly owned by Ms. Po Man Stella Leung, the Company's then-controlling shareholder. On October 30, 2025, Ms. Leung sold all of the issued share capital of Bliss On to ECF (BVI) Limited ("ECF"). Consequently, ECF acquired indirect beneficial ownership of the Company's ordinary shares held by Bliss On. Through this acquisition, ECF indirectly holds 1,449,732 Class A Ordinary Shares (par value US$0.0008 each). This total includes 250,000 Class A Ordinary Shares that resulted from the automatic 1:1 conversion of Class B Ordinary Shares following the change in ownership of Bliss On.
Other persons with the right to receive dividends or sale proceeds: As of the date of filing of this Schedule 13D, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of ordinary shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: ECF (BVI) LIMITED, through the acquisition of all the shares of Bliss On Limited (a shareholder of PMAX), indirectly holds 1,449,732 Class A Ordinary Shares, each with a par value of US$0.0008 (including the automatic conversion of 250,000 Class B Ordinary Shares to Class A Ordinary Shares on a 1:1 basis due to the change of ownership of Bliss On Limited).

## Signatures
- ECF (BVI) LIMITED: /s/ Ka Ki Cherry Yip, Ka Ki Cherry Yip/ Director (01/06/2026)